Exhibit 99.1

FOR IMMEDIATE RELEASE

$15M Award to Silicom for Major Government
Project

- Full Delivery Expected Within the Next 12 Months -

KFAR SAVA, Israel — April 08, 2020 - Silicom Ltd. (NASDAQ: SILC) today announced that a major systems integrator has placed approximately $15 million in purchase orders for 10G, 40G and 100G Intelligent Bypass Units to be delivered during the next 12 months. It will use the units in a massive infrastructure project for the government of one of the world’s top economies. The integrator has indicated that Silicom should expect additional projects of a similar scope for this government over time.

The integrator selected Silicom after a long process begun in mid-2019 that concluded with a thorough evaluation demonstrating the superiority of Silicom’s technology and products.

“This is a significant win for us on several levels,” commented Shaike Orbach, Silicom’s CEO. “First of all, its sheer volume will obviously make a significant contribution to our business. In addition, the potentially large volumes projected for this customer demonstrate that our traditional products continue to offer a very good base for our future growth.

“Equally important is the fact that this major integrator – a significant player in this massive government’s infrastructure market – is now standardizing on our technology and products. This increases the likelihood that we will become its de-facto standard as they continue rolling out their next-generation networks and data centers, both for this product and for our Edge and FPGA products. As such, this new relationship offers us significant strategic potential.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to”
connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com